EXHIBIT 1.3

FILED # C 14531-0

JAN 28 2003

IN THE OFFICE OF

/s/ Dean Heller
DEAN HELLER, SECRETARY OF STATE

Certificate of Amendment to Articles of Incorporation

For Nevada Profit Corporations

(Pursuant to NRS 78.385 and 78.390 - After Issuance of Stock)

- Remit in Duplicate -

1.                                       Name of corporation: L-Air Holding, Inc.

2.                                       The articles have been amended as follows:

ARTICLE 2

Capital Stock

All certificates representing shares of Common Stock and Preferred Stock shall be registered in the name of the beneficial owner, or in the name of a brokerage firm, bank, trust company or other custodian that holds such shares for the account of a client.  Certificates representing shares of Common Stock or Preferred may not be registered in the name of the Depository Trust Company or any other securities clearinghouse that provides book entry transaction settlement services for member banks and broker/dealers.  All transfers of the Corporation’s Common Stock and Preferred Stock shall be made in accordance with the requirements of “Certificate Only” or “Custody Only” Status.

3.                                       The vote by which the stockholders holding shares in the corporation entitling them to exercise at least a majority of the voting power, or such greater proportion of the voting power as may be required in the case of a vote by classes or series, or as may be required by the provisions of the articles of incorporation have voted in favor of the amendment is: 17,742,669

4.                                       Officer Signature:

/s/ Alexander GOLDMAN	/s/ Jean Marie GRAS
President: Alexander GOLDMAN	Secretary: Jean Marie GRAS